SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2004 MAY -4 P 12:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 April 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04024817

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 29 April 2004 as published in the South China Morning Post in Hong Kong on 30 April 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

dlw 5/5

c.c. Clifford Chance
- Mr. Jonathan Zonis

J P Morgan
- Ms. Tintin Subagyo

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SUMMARY

On 29 April 2004, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2004 which will be published in the newspapers in PRC on 30 April 2004. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 29 April 2004, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2004 which will be published in the newspapers in PRC on 30 April 2004. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE FIRST QUARTER ENDED 31 MARCH 2004

	For the first quarter ended 31 March			
	2004		2003	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	19,566	161,944	18,921	156,611
Less: Cost of sales	(8,101)	(67,050)	(7,502)	(62,095)
Business tax & surcharge	(981)	(8,120)	(952)	(7,880)
Profit from principal activity	10,484	86,774	10,467	86,636
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(154)	(1,275)	(183)	(1,515)
Administrative expenses	(1,446)	(11,968)	(1,324)	(10,959)
Add: Financial income	24	199	149	1,233
Operating profit	8,908	73,730	9,109	75,395
Add: Investment gain/(loss)	170	1,407	(15)	(124)
Subsidy	–	–	–	–
Non-Operating income	22	182	82	679
Less: Non-Operating expenses	(13)	(108)	–	–
Gross Profit	9,087	75,211	9,176	75,950
Less: Income Tax	(2,943)	(24,359)	(3,033)	(25,104)
Minority interests	–	–	–	–
Net Profit	6,144	50,852	6,143	50,846

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO IN ITS INTERIM RESULTS FOR THE PERIOD ENDED 30 JUNE 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 29 April 2004

As at the date of this announcement, the members of the Board of Directors of the Company comprise Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as executive Directors and Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Cheong (alternate to Mr. Ho Kian Guan) as non-executive Directors and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as independent non-executive Directors.